

August 5, 2010

By U.S. Mail and Facsimile to (703) 984-5675

Albert L. Lord
Vice Chairman and Chief Executive Officer
SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190

> **Re: SLM Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **File No. 1-13251**

Dear Mr. Lord:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Executive Compensation, page 120

Compensation Discussion and Analysis, page 30 of the proxy statement filed on Schedule 14A

2009 Compensation Decisions, page 31

1.   In future filings, please revise to clarify the amount of discretion the board has in determining the amount of bonuses for your named executive officers, including performance-based options and stock awards. It is not clear to what extent specific targets are used in making these determinations. For example, you refer to "core

earnings" net income targets, as well as "performance measures" which are not "used to determine individual bonuses, but instead to establish the context in which individual bonuses would be determined based primarily on individual performance." To the extent that specific targets for are used as bases for awarding cash bonuses or other performance-based awards, such targets must be disclosed. If you make use of such historical performance targets but believe that their disclosure is not required because it would result in competitive harm so that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Decisions Made, page 32

2.   Further, to the extent possible, please revise in future filings to clarify the repeatedly used phrase that the committee "expressed its confidence in Mr. X's performance," and clarify the basis or bases on which the individual bonus award was made.

Role of the CEO and Management, page 36

3.   In future filings, please revise to clarify the extent to which the CEO gives advice or makes suggestions to the compensation committee regarding his own performance or compensation.

Form 10-Q for the Quarter Ended March 30, 2010

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Transfers of Financial Assets and the Variable Interest Entity (VIE) Consolidation Model, page 6

4.   We note your disclosure that upon the adoption of ASC 810, the Company recognized a significant cumulative effect adjustment to retained earnings in the approximate amount of $750 million, after taxes. Please provide us with, and in future filings disclose, sufficient detailed information to enable an investor to more clearly understand how you arrived at the cumulative effect adjustment. For example, provide a table that shows each individual balance sheet line item that was impacted and quantify the impact. For the student loans that were brought back on the books, separately quantify the impact on FFELP loans vs. private education loans.

Note 14

5. We note your disclosure on page F-86 of your 2009 Form 10-K regarding two class action lawsuits pending against the Company. Please provide us with an update on these cases through the current date, including any noteworthy or significant events that have occurred since December 31, 2009. Also discuss any prior or current accruals for these cases and how those accruals were determined in accordance with ASC 450. Finally, tell us what factors you considered when determining not to discuss these cases in your 10-Q.

6. We note your disclosure that management does not believe that loss contingencies, if any, arising from pending investigations, litigation or regulatory matters will have a material adverse effect on the consolidated financial position or liquidity of the Company. Please tell us and in future filings disclose if true, that these matters will not have a material adverse effect on the Company's results of operations or cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel